UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_______________________________

FORM 11-K
_______________________________

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 000-14948
_______________________________

Full title of the plan and the address of the plan, if different from that of the issuer named below:

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Fiserv, Inc.
255 Fiserv Drive
Brookfield, Wisconsin 53045

REQUIRED INFORMATION

The 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 2015 and 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the agent for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries

Date:	June 27, 2016	By:	/s/ Robert W. Hau
Robert W. Hau
Chief Financial Officer and Treasurer
of Fiserv, Inc.

Date:	June 27, 2016	By:	/s/ Kenneth F. Best
Kenneth F. Best
Chief Accounting Officer
of Fiserv, Inc.

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

Appendix 1

401(k) SAVINGS PLAN OF FISERV, INC. AND ITS PARTICIPATING SUBSIDIARIES

Financial Statements as of and for the Years Ended December 31, 2015 and 2014,
Supplemental Schedule as of December 31, 2015, and
Report of Independent Registered Public Accounting Firm

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2015 and 2014	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2015 and 2014	3

Notes to Financial Statements as of and for the Years Ended December 31, 2015 and 2014	4

SUPPLEMENTAL SCHEDULE FURNISHED PURSUANT TO DEPARTMENT OF LABOR’S RULES AND
REGULATIONS:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015	10

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Trustees and Participants of
the 401(k) Savings Plan of Fiserv, Inc.
and Its Participating Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in accordance with accounting principles generally accepted in the United States.

The supplemental information in the accompanying Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

June 27, 2016
Milwaukee, Wisconsin

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	December 31,
	2015	2014
ASSETS:
Investments at fair value:
Mutual funds	$1,182,395	$1,188,069
Collective investment trusts	800,855	786,872
Common collective trust	140,682	133,840
Fiserv Stock Fund	116,478	95,105
Total investments at fair value	2,240,410	2,203,886
Receivables:
Employer contributions	1,386	1,053
Participant contributions	4	6
Notes receivable from participants	36,144	35,048
Total receivables	37,534	36,107
NET ASSETS AVAILABLE FOR BENEFITS	$2,277,944	$2,239,993

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
(In thousands)

	Year Ended
	December 31,
	2015	2014
ADDITIONS:
CONTRIBUTIONS:
Participant contributions	$106,505	$99,975
Employer contributions	35,210	33,394
Rollover contributions	15,841	11,943
Total contributions	157,556	145,312
INVESTMENT AND OTHER INCOME:
Dividends and interest	46,358	49,512
Interest on notes receivable from participants	1,846	1,749
Net (depreciation) appreciation in fair value of investments	(28,028)	112,418
Total investment and other income	20,176	163,679
Total additions	177,732	308,991
DEDUCTIONS:
Benefits paid to participants	138,164	152,457
Administrative expenses	1,617	1,441
Total deductions	139,781	153,898
NET INCREASE	37,951	155,093
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,239,993	2,084,900
End of year	$2,277,944	$2,239,993

See accompanying notes to financial statements.

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2015 AND 2014

1. PLAN DESCRIPTION

The following description of the 401(k) Savings Plan of Fiserv, Inc. and Its Participating Subsidiaries (the “Plan”) is provided for informational purposes only. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The Plan was amended and restated effective January 1, 2016, which did not have a material impact on the financial statements.

General — The Plan is administered by its Administration Committee, members of which are appointed by Fiserv, Inc. or its participating subsidiaries (collectively the “Company” or “Employer”), and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Most U.S. associates who are not subject to a collective bargaining agreement and are regularly scheduled to work at least 20 hours per week based on the payroll and personnel records with the Company are eligible to participate in the Plan on the first day of employment. If an associate is not regularly scheduled to work at least 20 hours per week but completes 1,000 hours of service during the twelve-month period beginning on the associate’s hire date and ending on the first anniversary of the associate’s employment, the associate will become eligible to participate in the Plan on the first day of the month following or coinciding with the first anniversary date of the associate’s hire.

Contributions — Participants may elect to make salary reduction contributions, subject to federal tax limitations, not to exceed a maximum percentage of compensation (50% of salary at December 31, 2015 and 2014). Employer matching contributions are equal to 100% of the first 1% and 40% of the next 5% of salary reduction contributions made by Plan participants. However, to the extent permitted by ERISA and the Internal Revenue Code (“IRC”), the Company’s board of directors may elect to decrease or eliminate the Company’s matching contribution. The Company remits participant and employer matching contributions to the Plan custodian each pay period. Rollover contributions consist of participants’ transfers of balances into the Plan from other qualified plans.

Participant, employer and rollover contributions are invested as directed by Plan participants. Participants may irrevocably designate all or any part of their elective deferrals to the Plan as Roth 401(k) deferrals, provided the eligibility requirements have been met. The Roth 401(k) deferrals are contributed to the Plan on an after-tax basis and are included in the computation of the participant’s personal income. Because the amounts are contributed on an after-tax basis, the deferrals and, in most cases, earnings on the deferrals, are not subject to federal income taxes when distributed to participants as long as the distributions are considered to be qualified. The combined total of pre-tax deferrals and Roth 401(k) deferrals may not exceed the maximum dollar limitation allowable under law.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account reflects participant contributions, employer contributions, transfers into and out of the Plan, benefits paid to participants, and allocations of investment income and losses and administrative expenses. Allocations are based on participant account earnings, balances or specific transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting — Plan participants are entitled to the vested balance in their respective accounts as of their respective termination date, 65th birthday, death or permanent disability. Participant contributions vest immediately. Employer contributions vest 100% after two years of employment with the Company. In the event of death, disability or retirement at or after age 65, all amounts allocated to a participant’s account under the Plan are 100% vested.

Forfeitures — Unallocated forfeitures totaled $341 thousand and $448 thousand at December 31, 2015 and 2014, respectively, and are used to reduce future employer contributions and to pay for legal and investment advice fees related to Plan administration. The Plan provides for restoration of forfeited funds upon re-employment of former participants in specified circumstances. During 2015 and 2014, employer contributions were reduced by $522 thousand and $1,274 thousand, respectively, from forfeited non-vested accounts.

Investment Options — Participants direct the investment of their account balance into the investment options of the Plan in 1% increments. The Plan offers mutual funds, collective investment trusts, a common collective trust and the Fiserv Stock Fund as investment options for participants. The collective investment trusts held by the Plan are primarily comprised of target funds which invest in mutual funds using an asset allocation strategy designed for investors planning to retire or leave the workplace in or within a few years of the target year. The common collective trust primarily holds investment contracts that are issued by insurance companies and commercial banks and backed by bond funds and trusts. The Fiserv Stock Fund invests in Fiserv, Inc. common stock and cash equivalents. While direct exchanges from the common collective trust into a competing fund are prohibited, participants may otherwise redeem their investments held by the Plan without restriction.

Notes Receivable from Participants — Participants may request loans, subject to considerations for adequate collateral, in a minimum amount of $500 and up to a maximum amount of the lesser of the following: 1) $50 thousand (reduced by the excess, if any, of the participant’s highest outstanding loan balance during the previous twelve months over the outstanding loan balance on the date of the loan); or 2) the greater of 50% of the current market value of the participant’s vested and non-forfeitable account balances or $10 thousand. The rate of interest charged on participant loans (3.25% to 11.5% at December 31, 2015) is determined by the administrator of the Plan using prevalent loan rates from a commercial lending institution under similar circumstances and is set as of the loan request date. Generally, loans require repayment within five years; however, primary residence loan maturities can be up to 30 years.

Payment of Benefits — Upon termination of employment for any reason, including death or disability, a participant may elect to receive a distribution in a lump sum of the vested portion of his or her account. If no such election is made within 90 days and the participant’s vested interest in the Plan is more than $1 thousand but not more than $5 thousand, it will automatically be rolled over to a new individual retirement account at Vanguard, the third party administrator of the Plan. If the vested interest is $1 thousand or less, a lump sum cash distribution will be made. If a participant’s vested interest exceeds $5 thousand, the vested portion of his or her account will remain in the Plan until the participant or the participant’s representative elects to receive a distribution. Upon termination of employment, a participant may request that amounts invested in the Fiserv Stock Fund be distributed entirely in cash or stock as part of a lump sum distribution.

An in-service withdrawal of all or a portion of a participant’s account may be made under certain conditions, including election by the participant after attaining age 59½. The Plan contains special rules prescribed by the IRC regarding the commencement of distributions to participants who attain age 70½.

Administrative Expenses — Expenses incurred in connection with administering the Plan are primarily paid from Plan assets. Administrative expenses include annual loan fees, which are charged directly to the account of the participant to whom the loan is made, and managed account program fees. Other investment-related expenses are included in the net change in fair value of investments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ materially from those estimates and are subject to change in the near term.

Recently Adopted Accounting Pronouncements — In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). The guidance in ASU 2015-07 simplifies reporting for certain investments by removing the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient provided by Accounting Standards Codification 820, Fair Value Measurement. For public entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2015, and must be applied retrospectively to all periods presented in the financial statements. Early adoption is permitted. The Plan early adopted ASU 2015-07 effective December 31, 2015. Adoption of this ASU did not have a material impact on the financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965) (“ASU 2015-12”). The three-part standard is intended to reduce complexity in employee benefit plan reporting and provides the following guidance:

•
Part I: Fully Benefit-Responsive Investment Contracts. Under Part I of ASU 2015-12, fully benefit-responsive investment contracts are to be measured, presented and disclosed at contract value rather than fair value. As a result, plan reporting entities should no longer present a reconciliation of a fully benefit-responsive investment contract’s fair value to its contract value on the statements of net assets available for benefits.

•
Part II: Plan Investment Disclosures. Part II eliminates the requirements to disclose individual investments that represent five percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. In addition, plan investments that are measured using fair value are required to be presented only by general type rather than by investment class.

•
Part III: Measurement Date Practical Expedient. Part III addresses the measurement date for entities that have a fiscal year-end which does not coincide with a month-end and is therefore not applicable to the Plan.

The guidance in ASU 2015-12 is effective for fiscal years beginning after December 15, 2015, and must be applied retrospectively to all periods presented in the financial statements. Early adoption is permitted. The Plan early adopted Parts I and II of ASU 2015-12 effective December 31, 2015. Adoption of this ASU did not have a material impact on the financial statements.

Investment Valuation — The Plan’s investments are stated at fair value (see Note 3). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Income Recognition — Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis and loan fees are expensed as incurred. Annual loan fees are recorded as administrative expenses, while loan origination fees are included within gross loan withdrawals. Default notes receivable from participants are deemed distributions based upon the terms of the Plan document.

Payment of Benefits — Benefit payments to participants are recorded upon distribution. At December 31, 2015 and 2014, no amounts were due to participants who elected to withdraw from participation in the Plan.

Risks and Uncertainties — The Plan invests in various investments. Investments, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with investments, it is reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Subsequent Events — Subsequent events have been evaluated through the issuance date of this report.

3. FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits and are classified as follows within the fair value hierarchy at December 31, 2015 and 2014:

(In thousands)	Level 1	Level 2	Total
December 31, 2015
Mutual funds	$1,182,395	$—	$1,182,395
Fiserv Stock Fund	—	116,478	116,478
Collective investment trusts	—	—	800,855
Common collective trust	—	—	140,682
Total	$1,182,395	$116,478	$2,240,410

(In thousands)	Level 1	Level 2	Total
December 31, 2014
Mutual funds	$1,188,069	$—	$1,188,069
Fiserv Stock Fund	—	95,105	95,105
Collective investment trusts	—	—	786,872
Common collective trust	—	—	133,840
Total	$1,188,069	$95,105	$2,203,886

The Plan uses valuation techniques based on the available inputs to measure the fair value of its investments. Participant transactions may occur daily, and there are no redemption notice restrictions or unfunded commitments related to the investments in the Plan.

Mutual funds held by the Plan are actively-traded, open-ended and registered with the Securities and Exchange Commission. The mutual funds are measured at fair value using inputs based on quoted net asset values for identical assets in active markets, which are considered level one inputs in the fair value hierarchy.

The Fiserv Stock Fund consists of Fiserv, Inc. common stock, which is valued at the quoted market price from an active market, and cash equivalents which provide liquidity for trading. The investments held in the Fiserv Stock Fund are measured at fair value using level two inputs of the fair value hierarchy, which include significant observable inputs other than quoted prices in active markets, as the value of a unit reflects the combined market value of Fiserv, Inc. common stock and the cash investments held by the fund.

The collective investment trusts and common collective trust are measured using the net asset value per share practical expedient and are consequently not categorized within the fair value hierarchy. The unit interests in the collective investment trusts are valued at the net asset value per unit as reported by the sponsor of the collective trust funds derived from the exchange where the underlying securities are primarily traded and are redeemable daily. The common collective trust primarily holds fully benefit-responsive investment contracts and is valued at contract value. Contract value is the relevant measurement attribute because it is the amount participants would normally receive if they were to initiate permitted transactions under the terms of the underlying plans. The common collective trust reported average yields of 2.3% for both 2015 and 2014, and crediting interest rates of 2.4% at both December 31, 2015 and 2014.

4. PARTY-IN-INTEREST AND RELATED PARTY TRANSACTIONS

The Plan invests in certain mutual funds, collective investment trusts and a common collective trust managed by Vanguard. Vanguard is the administrator, custodian and recordkeeper of the Plan; therefore, these transactions are party-in-interest transactions. Notes receivable from participants are also considered party-in-interest transactions.

The Plan also offers the Fiserv Stock Fund, which primarily consists of Fiserv, Inc. common stock, as an investment option. Fiserv, Inc. is the sponsoring employer and, therefore, a related party of the Plan. At December 31, 2015 and 2014, the Plan held 1,266,448 and 1,331,715 shares, respectively, of Fiserv, Inc. common stock within the Fiserv Stock Fund. The Plan made purchases of $1,089 thousand and $1,211 thousand, and sales of $5,164 thousand and $5,812 thousand, during 2015 and 2014, respectively, of Fiserv, Inc. common stock.

5. PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

6. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated July 26, 2013 that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

SUPPLEMENTAL SCHEDULE FURNISHED

PURSUANT TO

DEPARTMENT OF LABOR’S RULES AND REGULATIONS

401(k) SAVINGS PLAN OF FISERV, INC.
AND ITS PARTICIPATING SUBSIDIARIES

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 39-1506125 Plan: 001
AS OF DECEMBER 31, 2015
(In thousands)

(a)	(b) Identity of Issue	(c) Description	(d) Cost	(e) Current Value

	American Beacon Small Cap Value Fund: Institutional Shares	Mutual Fund	**	$24,311
*	Vanguard Inflation-Protected Securities Fund: Institutional Shares	Mutual Fund	**	24,368
*	Vanguard Institutional Index Fund Plus Shares	Mutual Fund	**	215,313
*	Vanguard International Growth Fund Admiral Shares	Mutual Fund	**	76,596
*	Vanguard International Value Fund	Mutual Fund	**	45,777
*	Vanguard Mid-Cap Index Fund: Institutional Plus Shares	Mutual Fund	**	100,738
*	Vanguard Morgan Growth Fund Admiral Shares	Mutual Fund	**	88,855
*	Vanguard Prime Money Market Fund	Mutual Fund	**	341
*	Vanguard Russell 1000 Value Index Fund: Institutional Shares	Mutual Fund	**	84,147
*	Vanguard Small-Cap Growth Index Fund: Institutional Shares	Mutual Fund	**	89,607
*	Vanguard Total Bond Market Index Fund: Institutional Plus Shares	Mutual Fund	**	109,782
*	Vanguard Wellington Fund Admiral Shares	Mutual Fund	**	322,560
*	Vanguard Target Retirement 2010 Trust Plus	Collective Investment Trust	**	14,499
*	Vanguard Target Retirement 2015 Trust Plus	Collective Investment Trust	**	54,698
*	Vanguard Target Retirement 2020 Trust Plus	Collective Investment Trust	**	109,742
*	Vanguard Target Retirement 2025 Trust Plus	Collective Investment Trust	**	158,996
*	Vanguard Target Retirement 2030 Trust Plus	Collective Investment Trust	**	148,041
*	Vanguard Target Retirement 2035 Trust Plus	Collective Investment Trust	**	144,591
*	Vanguard Target Retirement 2040 Trust Plus	Collective Investment Trust	**	89,967
*	Vanguard Target Retirement 2045 Trust Plus	Collective Investment Trust	**	43,333
*	Vanguard Target Retirement 2050 Trust Plus	Collective Investment Trust	**	19,585
*	Vanguard Target Retirement 2055 Trust Plus	Collective Investment Trust	**	4,121
*	Vanguard Target Retirement 2060 Trust Plus	Collective Investment Trust	**	1,618
*	Vanguard Target Retirement Income Trust Plus	Collective Investment Trust	**	11,664
*	Vanguard Retirement Savings Trust III	Common Collective Trust	**	140,682
*	Fiserv Stock Fund	Company Stock Fund	**	116,478
*	Notes Receivable from Participants (3.25%-11.5%)	Participant Loans	—	36,144
	TOTAL ASSETS (HELD FOR INVESTMENT AT END OF YEAR)			$2,276,554

*	Represents a party-in-interest
**	Cost information not required for participant-directed investments

See Report of Independent Registered Public Accounting Firm.